Exhibit 14.1

                                 CODE OF ETHICS

We, the Employees of Propalms, Inc. in recognition of the importance of our technologies in affecting the quality of life throughout the world, and in accepting a personal obligation to our profession, its members and the communities we serve, do hereby commit ourselves to the highest ethical and professional conduct and agree:

         1. For our Clients; To act faithfully in professional matters, To uphold each user's right to privacy and confidentiality and shall respect whatever proprietary rights that belong to them, To accept responsibility in making decisions consistent with their best interests regardless of our monetary impact, and to disclose promptly information they might need to make their best decisions.

         2. to avoid real or perceived conflicts of interest whenever possible, and to disclose them to affected parties when they do exist;

         3. to truthfully represent ourselves and to be honest and realistic in stating claims or estimates based on available data;

         4.       to reject bribery in all its forms;

         5. to improve the understanding of technology, its appropriate application, and potential consequences;

         6. to maintain and improve our technical competence and to undertake technological tasks for others only if qualified by training or experience, or after full disclosure of pertinent limitations;

         7. to seek, accept, and offer honest criticism of technical work, to acknowledge and correct errors, and to credit properly the contributions of others;

         8. to treat fairly all persons regardless of such factors as race, religion, gender, disability, age, or national origin;

         9. to avoid injuring others, their property, reputation, or employment by false or malicious action;

         10. to assist colleagues and co-workers in their professional development and to support them in following this code of ethics;

         11. to undertake assignments for which we are qualified, and for which there is reasonable expectation of meeting requirements in a timely fashion;

         12. to conduct ourselves in such a manner as to bring credit to our industry and enhance it's reputation;

         13. to not disparage our competitors by statement or other innuendo to clients or prospective clients.

Propalms Privacy Statement

Information Collection

Propalms deems privacy a central issue of Internet use. Propalms attempts to have reasonable measures in place to assure the anonymity of visitors to the Propalms web site. Propalms feels as part of responsible disclosure that Propalms web site users are aware of what information is being logged.

To maintain and improve site quality and integrity, IP addresses are logged (the Internet Protocol addresses of computers). This log is a standard method of reporting to statistically find out which parts of our web site are visited and how long visitors spend there. We also log the type of browser and operating system you are using. We do not link IP addresses to personally identifiable information.

Like many other commercial web sites, the Propalms web site may use a standard technology called a cookie to collect information about how you use the site. Cookies were originally designed to help a web site distinguish a user's browser as a previous visitor and thus save and remember any preferences that may have been set while the user was browsing the site. A cookie is a small string of text that a web site can send to your browser. A cookie cannot retrieve any other data from your hard drive, pass on computer viruses, or capture your e-mail address. Currently, web sites use cookies to enhance the user's visit; in general, cookies can securely store a user's ID and password, personalize home pages, identify which parts of a site have been visited or keep track of selections in a shopping cart. It is possible to set your browser to inform you when a cookie is being placed - this way, you have the opportunity to decide whether to accept the cookie.

At times we may request that you voluntarily supply us with personal information, such as your e-mail address, for purposes such as corresponding with us, registering at a site, making a purchase, entering a sweepstakes, registering a new product, or participating in an online survey.

Information Use

When you supply Propalms with your personal information, we may use the information to learn more about you so that we can develop better products and services or use the information, sharing it with our business partners, to inform you about new products, services and offers that may be of interest to you.

Declining E-mail Offers

Although most customers tell us they appreciate receiving notice of these opportunities, we recognize the importance of providing you with choices. At any time after receiving an e-mail offer from Propalms, you may request to discontinue receiving these offers. All e-mail offers that you receive from Propalms will tell you how to decline further e-mail offers. Our partners may have different policies.

Children

While Propalms' product ad campaigns and marketing materials may be viewed by children, we do not wish to receive data from children. Propalms encourages parents and guardians to spend time online with their children and to participate in the interactive activities offered on the sites their children visit. No information should be submitted to, or posted at, Propalms's web site by visitors under 18 years of age without the consent of their parent or guardian.

Propalms Inc.'s privacy statement is subject to change at any time and without notice.

                                       2